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                                     LOGO OF
                            AETERNA LABORATORIES INC.


                                                                   PRESS RELEASE
                                                           For Immediate Release


               AEterna Laboratories reports second quarter results

QUEBEC CITY, QUEBEC, JULY 18, 2001 -AEterna Laboratories Inc. (NASDAQ: AELA,
TSE: AEL) reported today its results for the three-month period ended
June 30, 2001.

Sales for Atrium Biotechnologies Inc., a subsidiary of AEterna, increased by 32% during this second quarter, reaching $2.7 million* compared to $2 million for the same period last year. This increase is mainly due to sales of value-added nutritional products which more than doubled on the Asian market as well as revenues generated by its subsidiary Atrium Biotech USA. Established in October 2000, the subsidiary markets a line of nutrition supplement products.

AEterna's Research and Development investments reached $6.7 million in comparison to $4.9 million during the same quarter of 2000. This well reflects the company's increased efforts in the development of its lead product, Neovastat, for current pivotal Phase III clinical trials in lung and kidney cancer and for the current pivotal Phase II trial in multiple myeloma.

During the second quarter, the Company registered net earnings of $7.5 million, or $0.25 per share, compared to a net loss of $1.7 million or $0.06 per share for the quarter ended June 30, 2000. Net earnings include a gain on dilution of $10.2 million which was posted following an amendment in May 2001 of Atrium Biotechnology Inc. Shareholders' Agreement.

AEterna maintains a solid financial situation with more than $60 million in cash and short-term investments as of June 30, 2001. Furthermore, the Company has access to $15 million through the Technology Partnerships Canada program and has a $5 million sponsorship from the U.S. National Cancer Institute for its pivotal Phase III clinical trial in non-small-cell lung cancer.

"The overview of both our activities of the last quarter and financial results show our continued progression towards the realization of our corporate goal which is to be among the first to bring to market an angiogenesis inhibitor against cancer," said Dr. Eric Dupont, President and Chief Executive Officer at AEterna.

"During the last few months, Atrium has displayed a lot of maturity for such a young company through its increased sales here and abroad and its recent acquisition of Unipex," underlined Pierre Laurin, PhD, Chairman of the Board of Atrium. " It also sets the standard for Atrium's future growth strategy which includes an eventual listing of the company's shares on the stock market, thus

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gaining access to additional capital for future acquisitions at the international level," concluded Mr. Laurin.

OVERVIEW OF SECOND QUARTER ACTIVITIES:

CLINICAL DATA

         PROSTATE CANCER

         o Results from a Phase I/II clinical study in patients suffering from metastatic refractory prostate cancer were presented at the Annual Meeting of the Canadian Urological Association. The study corroborates results from prior Phase I/II clinical trials which demonstrated Neovastat's safety profile and dose-related activity. Results of the study showed no dose-limiting toxicity, excellent patient compliance while improved conditions or disease stabilization were noted in patients as indicated by Prostate Specific Antigen (PSA) levels.

         PATIENT RECRUITMENT
         o Patient recruitment in the Phase III trial in renal cell carcinoma is more than half completed. Led by an international team of oncology experts, the trial which involves 280 patients, is being conducted at some 50 investigative centres in Canada, the U.S., and Europe.

         o Patient recruitment for the pivotal Phase II trial on progressive multiple myeloma continues in some 35 investigative centres in Canada, the U.S., and Europe. The study is progressing according to schedule, and aims at evaluating the efficacy of Neovastat as a monotherapy treatment for some 120 patients who do not respond to standard therapies.

SCIENTIFIC DATA

         NEW MECHANISM OF ACTION
         o AEterna presented new data showing that Neovastat/AE-941 is able to increase the level of angiostatin in mice with implanted human glioblastoma, a form of brain cancer. Data on this additional mechanism of action of Neovastat were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting.

         NEW PATENT
         o AEterna discovers potent antiangiogenic activity in a class of molecules isolated from Neovastat capable of inhibiting the proliferation of endothelial cells. The Company has filed a patent application and broadened its intellectual property portfolio to 10 patents.

CORPORATE AFFAIRS

        ACQUISITION
        o In early July 2001, Atrium Biotechnologies Inc, a subsidiary of AEterna Laboratories Inc., acquired Unipex, a French company specializing in value-added services of importation, in supporting innovation, and in distributing raw materials and high-end brand-name additives for multinational corporations such as Bristol Myers-Squibb, Aventis, L'Oreal, Nestle, Danone and Kodak. The transaction, valued at some $20 million, was financed from Atrium's cash surplus without any dilution. Atrium therefore

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              acquires 70% of the Unipex shares while senior Unipex management retains control of the remaining 30%. Atrium's annual consolidated sales should be superior to $70 million for the upcoming fiscal year.

ABOUT AETERNA AND NEOVASTAT/AE-941

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a frontrunner in the field of antiangiogenesis to treat a variety of conditions. Its lead product, Neovastat, is an angiogenesis inhibitor being investigated in three major therapeutic areas: oncology, dermatology and ophthalmology.

Neovastat is currently investigated in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma, a form of blood cancer. These current trials, which have been designed according to discussions with the Health Authorities, are held in more than 140 clinical institutions in Canada, the U.S and several European countries.

AEterna is listed on the Toronto Stock Exchange under the symbol AEL and on Nasdaq under the symbol AELA.

News releases and additional information are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

* All amounts are in Canadian dollars (CAN$ 1.00 = US$ 0.66)

                                      -30-
FOR MORE INFORMATION, CONTACT:

CANADA                                       USA
Paul Burroughs                               Investor and Media Relations:
Director of Communications                   Ms. Lisa Lindberg
AEterna Laboratories Inc.                    The Investor Relations Group Inc.
Tel.: 418-652-8525, ext. 406                 Tel.: 212-736-2650
Fax: 418-577-7700                            Fax: 212-736-2610
E-mail: paul.burroughs@aeterna.com           E-mail: TheProTeam@aol.com

Attached: Financial Summary


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AETERNA LABORATORIES INC. ( TSE: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(EXPRESSED IN CANADIAN DOLLARS / CAN$ 1 = US$ 0.66)

                                    QUARTERS ENDED         SIX MONTHS ENDED
                                       JUNE 30               JUNE 30

CONSOLIDATED RESULTS                2001        2000        2001        2000
Unaudited                             $           $           $           $
                                    ----        ----        ----        ----
                                            (RESTATED)              (RESTATED)


Sales                             2,668,000   2,023,000   5,435,000   4,038,000
Operating expenses               (1,273,000)   (719,000) (2,550,000) (1,472,000)
                                 ----------   ---------   ---------   ---------
Earnings before the following     1,395,000   1,304,000   2,885,000   2,566,000

Research and development          6,676,000   4,858,000  13,890,000  10,333,000
Research tax credits and grants  (2,529,000) (1,508,000) (4,571,000) (3,147,000)
Depreciation and amortization       386,000     326,000     762,000     646,000
                                 ----------   ---------   ---------   ---------
Loss before other items          (3,138,000) (2,372,000) (7,196,000) (5,266,000)

Interest income                     981,000     723,000   2,056,000   1,469,000
Interest expenses                  (175,000)    (11,000)   (437,000)    (20,000)
Gain on dilution of investment   10,223,000          --  10,223,000          --
Non-controlling interest           (350,000)         --    (350,000)         --
                                 ----------   ---------   ---------   ---------
Net earnings (loss)
   for the period                 7,541,000  (1,660,000)  4,296,000  (3,817,000)
                                 ==========   =========   =========   =========
Net earnings (loss) per share
                 Basic                 0.25       (0.06)       0.14       (0.13)
                                 ----------   ---------   ---------   ---------
         Fully diluted                 0.24       (0.06)       0.14       (0.13)
                                 ----------   ---------   ---------   ---------


                                                   JUNE 30,       DECEMBER 31,
CONSOLIDATED BALANCE SHEETS                          2001             2000
                                                       $                $
                                                     ----             ----
Cash position                                     60,467,000        68,649,000
Working capital                                   67,027,000        70,831,000
Total assets                                      91,585,000       100,582,000
Long-term debt                                     4,753,000         4,753,000
Redeemable common shares of the subsidiary                --        24,610,000
Non-controlling interest                          10,835,000                --
Shareholders' equity                              69,898,000        64,394,000
Deficit                                           11,318,000        15,614,000


STOCK EXCHANGE INFORMATION AS OF JUNE 30, 2001

          Issued and outstanding shares                    30.3 million
          Fully diluted shares                             31.4 million

          Market capitalization                           $346  million

          Average daily transactions (6 months)           52,116 shares